UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

6 June 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

6 June 2013

Diageo announces appointments to Executive Committee

Diageo has today announced that:

-	Andy Fennell, Chief Marketing Officer, will be appointed President and Chief Operating Officer, Africa, reporting to Nick Blazquez, President Africa, Eastern Europe and Turkey, with effect from 1 July 2013. Andy will continue as a member of the Diageo Executive Committee.

-	Syl Saller, Global Innovation Director, will be appointed Chief Marketing Officer with effect from 1 July 2013, and will join the Diageo Executive Committee at that time.

Ivan Menezes, Chief Operating Officer of Diageo said:

“It is a great pleasure to welcome Syl Saller to the Executive. Syl brings a great breadth of marketing and general management experience to her new position. In particular, her global track record on innovation performance over the past nine years has been outstanding.

Andy has made a huge contribution in his four and a half years as Chief Marketing Officer. In his new role, Andy will work with Nick and their talented teams to further strengthen our leading position in Africa, a region with enormous potential.”

Separately, Diageo has also announced that:

-	Gareth Williams, HR Director since January 1999, is to retire from Diageo. Gareth will leave the Executive Committee on 30 June 2013, and will remain with Diageo until 30 June 2014, supporting a number of key projects.

-	Leanne Wood, Global Talent and Organisational Effectiveness Director, will be appointed HR Director with effect from 1 July 2013, and will join the Diageo Executive Committee at that time.

Paul S Walsh, Chief Executive of Diageo said:

“Gareth has been absolutely pivotal to the creation of today’s Diageo, from shaping Diageo’s culture to putting people and values at the heart of our business. He has a total commitment to making Diageo a special and enduring company, and has guided the careers of many of its leaders today and those of the future. It has been a privilege to work with him.’

Ivan Menezes, Chief Operating Officer of Diageo added:

‘I am delighted to welcome Leanne Wood to the Diageo Executive in her new role. Leanne has a great track record across both strategy and HR, and wide experience of our business, having held roles in Ireland, South East Asia, Africa and our global functions.”

ENDS

Media enquiries to:
Rowan Pearman +44 (0) 20 8978 4751
Lisa Crane +44 (0) 208 978 4771
press.office@diageo.com

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JåB, Windsor, Buchanan’s and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 6 June	By:	/s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary